No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On October 29, 2010, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter and six months ended September 30, 2010.

Exhibit 2:

On October 29, 2010, Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal year ending March 31, 2011 that were announced on July 30, 2010 as well as for the unconsolidated financial results of the fiscal year ending March 31, 2011 that were announced on April 28, 2010, based on various factors such as recent trends in the Company’s financial results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: November 22, 2010

October 29, 2010

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2010

Tokyo, October 29, 2010 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter ended September 30, 2010.

Second Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal second quarter ended September 30, 2010 totaled JPY 135.9 billion (USD 1,622 million), an increase of JPY 81.8 billion from the same period in 2009. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 75.24 (USD 0.90), an increase of JPY 45.46 from JPY 29.78 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,251.9 billion (USD 26,866 million), an increase of 9.5% from the same period in 2009, due primarily to increased revenue in the automobile business, despite unfavorable currency translation effects. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2009, revenue for the quarter would have increased by approximately 14.4%.

Consolidated operating income for the quarter totaled JPY 163.4 billion (USD 1,950 million), an increase of JPY 97.9 billion, due primarily to increased sales volume and model mix, reduction in vehicle costs as a result of increased production, and continuing cost reduction efforts, despite increased R&D expenses and the unfavorable currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 166.2 billion (USD 1,983 million), an increase of JPY 100.0 billion from the same period in 2009.

Equity in income of affiliates amounted to JPY 35.6 billion (USD 425 million) for the quarter, an increase of JPY 13.2 billion from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal second quarter by business segment, motorcycle unit sales totaled 2,729 thousand units, an increase of 13.4% from the same period last year. Unit sales in Japan totaled 47 thousand units, a decrease of 9.6% from the same period last year. Outside of Japan, total unit sales was 2,682 thousand units, an increase of 13.9% from the same period in 2009*, due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 13.6%, to JPY 312.8 billion (USD 3,732 million) from the same period last year. Operating income totaled to JPY 30.0 billion (USD 358 million), an increase of JPY 206.9 from the same period last year, due primarily to increased sales volume and model mix.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,950 thousand units for the period.

Honda’s automobile unit sales totaled 898 thousand units, an increase of 7.2% from the same period last year. In Japan, unit sales amounted to 177 thousand units, an increase of 12.0% from the same period last year. Unit sales outside of Japan increased 6.0% to 721 thousand units from the corresponding period last year, due mainly to increased unit sales in North America, more than offsetting decreased unit sales in Europe. Revenue from sales to external customers increased 10.3% to JPY 1,721.8 billion (USD 20,542 million) from the same period in 2009**, due mainly to increased unit sales, despite the unfavorable currency translation effects. Operating income was JPY 86.3 billion (USD 1,031 million), an increase of JPY 72.6 billion from the same period last year, due primarily to increased sales volume and model mix, reduction in vehicle costs as a result of increased production, and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses, and the unfavorable currency effects.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from customers in the financial services business decreased 8.8% to JPY 141.4 billion (USD 1,687 million) from the same period in 2009, due mainly to unfavorable currency translation effects. Operating income increased 0.5% to JPY 47.4 billion (USD 566 million) from the same period in 2009, due primarily to the decreased allowance for losses on credit and lease residual values, despite the unfavorable currency effects.

Honda’s power product unit sales totaled 1,166 thousand units, an increase of 23.6% from the same period in 2009. In Japan, unit sales totaled 96 thousand units, an increase of 28.0% from the same period last year. Unit sales outside of Japan increased 23.3% from the corresponding period last year, to 1,070 thousand units, due to an increase of unit sales in all the regions. Revenue from sales to external customers in power product and other businesses increased 15.2% to JPY 75.7 billion (USD 904 million) from the same period last year, due mainly to increased unit sales in power products, despite the unfavorable currency translation effects. Honda reported an operating loss of JPY 0.3 billion (USD 4 million), an improvement of JPY 4.3 billion from losses of JPY 4.6 billion in the same period last year, primarily due to increased sales volume and model mix of power products.

Geographical Information

With respect to Honda’s sales for the fiscal second quarter by geographic area, in Japan, revenue from domestic and exports sales amounted to JPY 933.5 billion (USD 11,138 million), up 16.1% from the same period last year, due mainly to increased revenue in automobile business. Operating income totaled JPY 20.2 billion (USD 242 million), an increase of JPY 46.0 billion from losses of JPY 25.7 billion in the same period last year, due primarily to increased sales volume and model mix, reduction in vehicle costs as a result of increased production, and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses, and the unfavorable currency effects.

In North America, revenue increased by 13.6% to JPY 1,021.6 billion (USD 12,118 million) from the same period in 2009 due mainly to increased revenue in automobile business, despite the unfavorable currency translation effects. Operating income totaled JPY 75.8 billion (USD 905 million), an increase of 59.1% from the corresponding period in 2009, due primarily to increased sales volume and model mix, and reduction in vehicle costs as a result of increased production, despite increased SG&A expenses and the unfavorable currency effect.

In Europe, revenue decreased by 25.6% to JPY 161.3 billion (USD 1,925 million), from the same period in 2009, due primarily to decreased revenue in the automobile business and the unfavorable currency translation effects. Honda reported an operating loss of JPY 3.0 billion (USD 37 million), primarily due to decreased sales volume and unfavorable model mix and, the unfavorable currency effect, despite decreased SG&A expenses.

In Asia, revenue increased by 22.2% to JPY 452.9 billion (USD 5,404 million) from the same period last year due mainly to increased revenue in the automobile business and the motorcycle business, despite the unfavorable currency translation effects. Operating income increased by 39.0% to JPY 38.3 billion (USD 457 million) from the corresponding period in 2009, due mainly to increased sales volume and model mix, and continuing cost reduction effort, despite increased SG&A expenses and the unfavorable currency effect.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions including South America, the Middle East, Africa and Oceania, revenue increased by 6.1% to JPY 242.5 billion (USD 2,894 billion) from the same period last year, due mainly to increased revenue in motorcycle business and the favorable currency translation effects, despite decreased revenue in the automobile business. Operating income totaled JPY 20.4 billion (USD 244 million), an increase of JPY 10.4 billion from the same period last year primarily due to increase sales volume and model mix, and favorable currency effect.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 83.82=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2010.

First Half-Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first half year ended September 30, 2010 totaled JPY 408.4 billion (USD 4,873 million), an increase of JPY 346.8 from the same period in 2009. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal first half amounted to JPY 225.66 (USD 2.69), an increase of JPY 191.71 from JPY 33.95 for the same period in 2009.

Consolidated revenue for the period amounted to JPY 4,613.3 billion (USD 55,039 million), an increase of 13.7% from the same period in 2009, primarily due to increased revenue in the automobile business, despite the unfavorable currency translation effects. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2009, revenue for the period would have increased by approximately 16.9%.

Consolidated operating income for the period totaled JPY 397.9 billion (USD 4,747 million), an increase of JPY 307.2 billion from the same period last year, due primarily to increased sales volume and model mix, reduction in fixed costs as a result of increased production, and continuing cost reduction efforts, despite increased R&D expenses and the unfavorable currency effects.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 422.3 billion (USD 5,039 million), an increase of JPY 350.7 from the same period in 2009.

Equity in income of affiliates amounted to JPY 71.2 billion (USD 851 million) for the period, an increase of 94.9% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal first half by business segment, unit sales of motorcycles totaled 5,616 thousand units, an increase of 20.5% from the same period in 2009. Unit sales in Japan totaled 92 thousand units, a decrease of 5.2% from the same period in 2009. Outside of Japan, total unit sales was 5,524 thousand units, an increase of 21.1%*, due mainly to increased unit sales in Asia and Other Regions including South America. Revenue from sales to external customers increased 19.1%, to JPY 633.0 billion (USD 7,553 million) from the same period in 2009, primarily due to increased unit sales and favorable currency translation effects. Operating income totaled to JPY 61.3 billion (USD 732 million), an increase of 46.3 from the same period in 2009, due primarily to increased sales volume and model mix, and reduction in fixed costs as a result of increased production.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 3,850 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal first half totaled 1,797 thousand units, an increase of 12.0% from the same period in 2009. In Japan, unit sales totaled 322 thousand units, an increase of 12.6% compared to the same period last year. Unit sales outside of Japan increased 11.9% to 1,475 thousand units, due mainly to increased unit sales in North America and Asia, more then offsetting decreased unit sales in Europe. Revenue from sales to external customers increased 14.6% to JPY 3,534.9 billion (USD 42,173 million) from the same period in 2009**, due mainly to increased unit sales, despite the unfavorable foreign currency translation effects. Operating income totaled to JPY 235.3 billion (USD 2,808 million), an increase of JPY 242.9 billion compared to the same period last year, due primarily to increased sales volume and model mix, reduction in fixed costs as a result of increased production, and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses, and the unfavorable foreign currency effects.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from sales to external customers in the financial services business decreased 6.4% to JPY 290.9 billion (USD 3,471 million) from the same period in 2009, primarily due to the unfavorable foreign currency translation effects. Operating income increased 8.6% to JPY 102.0 billion (USD 1,218 million) from the same period in 2009, due primarily to the decreased allowance for losses on credit and lease residual values, despite the unfavorable currency effects.

Honda’s unit sales of power products totaled 2,606 thousand units, up by 23.2% from the same period in 2009. In Japan, unit sales totaled 195 thousand units, an increase of 33.6% from the same period last year. Unit sales outside of Japan increased 22.4%, to 2,411 thousand units, due primarily to an increase in unit sales in all the regions. Revenue from sales to external customers in power product and other businesses increased by 16.8% to JPY 154.4 billion (USD 1,843 million) from the same period in 2009, due mainly to increased unit sales of power products, despite unfavorable currency translation effects. Honda reported an operating loss of JPY 800 million (USD 10 million), an improvement of JPY 9.8 billion from losses of JPY 10.6 billion in the same period last year, primarily due to increased sales volume and model mix of power product.

Geographical Information

With respect to Honda’s sales for the fiscal first half year by geographic area, in Japan, revenue from domestic and export sales was JPY 1,859.6 billion (USD 22,186 million), up by 20.7% compared to the same period in 2009, due primarily to an increased revenue in the automobile businesses. Operating income totaled to JPY 73.5 billion (USD 878 million), an increase of JPY 103.9 billion from the same period in 2009, due primarily to increased sales volume and model mix, reduction in fixed costs as a result of increased production, and continuing cost reduction efforts, despite the increased SG&A expenses and R&D expenses, and the unfavorable foreign currency effects.

In North America, revenue increased by 15.2% to JPY 2,159.4 billion (USD 25,763 million) from the same period in 2009, due primarily to increased revenue in the automobile business, despite the unfavorable currency translation effect. Operating income totaled to JPY 186.6 billion (USD 2,227 million), an increase of 131.7 from the same period in 2009, due primarily to increased sales volume and model mix, and reduction in fixed costs as a result of increased production, despite the unfavorable foreign currency effects.

In Europe, revenue decreased by 19.3% to JPY 351.1 billion (USD 4,190 million), from the same period in 2009, due primarily to decreased revenue in the automobile business and the unfavorable currency translation effects. Operating income decreased by 72.5% to JPY 0.9 billion (USD 12 million) from the same period in 2009, due primarily to decreased sales volume and model mix and the unfavorable foreign currency effects, despite the decreased SG&A expenses, and reduction in fixed costs as a result of increased production.

In Asia, revenue increased by 33.4% to JPY 923.2 billion (USD 11,014 million) from the same period in 2009, due mainly to increased revenue in the automobile business and in the motorcycle business, despite the unfavorable foreign currency translation effects. Operating income increased by 72.7% to JPY 82.7 billion (USD 987 million) from the same period in 2009 due primarily to increased sales volume and model mix, and continuing cost reduction efforts, despite increased SG&A expenses.

In Other Regions, revenue increased by 18.5% to JPY 478.8 billion (USD 5,713 million) compared to the same period in 2009, due mainly to increased revenue in the motorcycle business and the unfavorable currency translation effects. Operating income totaled to JPY 40.6 billion (USD 486 million), an increase of 31.2 billion from the same period in 2009 due primarily to an increased sales volume and model mix, and favorable impact of foreign currency.

Consolidated Statements of Balance Sheets for the Quarter Ended September 30, 2010

From March 31, 2010, total assets decreased JPY 264.5 billion (USD 3,156 million), to JPY 11,364.5 billion (USD 135,583 million) at September 30, 2010, mainly due to the unfavorable currency translation effects, which more than offset increased cash and cash equivalents, increased property on operating leases, and increased finance subsidiaries-receivables primarily due to the consolidation of former qualifying special purpose entities (QSPEs) utilized in legacy off-balance sheet securitizations until the year ended March 31, 2010. From March 31, 2010, total liabilities decreased by JPY 310.8 billion (USD 3,708 million), to JPY 6,861.8 billion (USD 81,864 million) at September 30, 2010, mainly due to the adverse currency translation effects, which more than offset increased current liabilities primarily due to the consolidation of former qualifying special purpose entities (QSPEs) utilized in legacy off-balance sheet securitizations until the year ended March 31, 2010. From March 31, 2010, despite adverse currency effects, total equity increased JPY 46.2 billion (USD 552 million), to JPY 4,502.7 billion (USD 53,719 million).

Consolidated Statements of Cash Flows for the Fiscal Second Quarter

Consolidated cash and cash equivalents at September 30, 2010 increased by JPY 146.3 billion (USD 1,746 million) from March 31, 2010, to JPY 1,266.2 billion (USD 15,107 million). The reasons for the increases or decreases for each cash flow activity compared with the previous fiscal year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 682.8 billion (USD 8,147 million) of cash inflows for the fiscal six months ended September 30, 2010. Cash inflows from operating activities decreased by JPY 292.1 billion (USD 3,485 million) compared with the corresponding period in 2009, due mainly to increased payments for parts and raw materials primarily due to an increase in automobile production, which was more than offsetting an increase in cash received from customers, primarily due to increased unit sales in the automobile business.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 385.1 billion (USD 4,595 million) of cash outflows. Cash outflows from investing activities increased by JPY 42.2 billion (USD 504 million) compared with the corresponding period in 2009, due mainly to an increase in acquisitions of finance subsidiaries-receivables, which was more than offsetting an increase in collections of finance subsidiaries-receivables, and an increase in proceeds from sales of operating lease assets.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 74.0 billion (USD 883 million) of cash outflows. Cash outflows from financing activities decreased by JPY 292.7 billion (USD 3,493 million) compared with the corresponding period in 2009, due mainly to an increase in debt compared to a decreased for the same period in 2009, which was more than offsetting purchases of the Company’s own shares and an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2011

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2011, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 84 and JPY 113, respectively, for the fiscal year ending March 31, 2011.

Projected unit sales for the full year ending March 31, 2011 are shown below.

	Unit (thousands)	Changes from FY2010 (thousands)
Motorcycle business	11,490	+1,851
Automobile business	3,615	+233
Power product and Other businesses	5,565	+821

FY2011 Forecasts for Consolidated Results

Fiscal year ending March 31, 2011

	Yen (billions)	Changes from FY 2010
Net sales and other operating revenue	9,000	+4.9%
Operating income	500	+37.4%
Income before income taxes and equity in income of affiliates	535	+59.1%
Net income attributable to Honda Motor Co., Ltd.	500	+86.3%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	276.80

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2011 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	299.9
Cost reduction, the effect of raw material cost fluctuations, etc.	120.0
SG&A expenses, excluding currency effect	- 85.0
R&D expenses	- 36.7
Currency effect	- 162.0

Operating income compared with fiscal year 2010	136.2

Fair value of derivative instruments	- 13.0
Others	75.5

Income before income taxes and equity in income of affiliates compared with fiscal year 2010	198.8

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 29, 2010, resolved to make the quarterly dividend JPY 12 per share of common stock, the record date of which is September 30, 2010. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2011, is JPY 48 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Others

1. Changes in significant subsidiaries for the three months ended September 30, 2010 (i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal first half ended September 30, 2010. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

3. Changes in accounting procedures for consolidated quarterly financial results

(a) Transfers of Financial Assets, and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of JPY 282,353 million and their related secured debt of JPY 274,329 million were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the six months ended September 30, 2010 by JPY 1,432 million, net of tax effect.

Consolidated Financial Summary

For the three months and six months ended September 30, 2009 and 2010

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2009 unaudited	Three months ended Sep. 30, 2010 unaudited	Six months ended Sep. 30, 2009 unaudited	Six months ended Sep. 30, 2010 unaudited
Net sales and other operating revenue	2,056,655	2,251,911	4,058,867	4,613,374
Operating income	65,543	163,473	90,707	397,916
Income before income taxes and equity in income of affiliates	66,140	166,204	71,598	422,353
Net income attributable to Honda Motor Co., Ltd.	54,037	135,929	61,597	408,416

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	29.78	75.24	33.95	225.66

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2010 unaudited		Six months ended Sep. 30, 2010 unaudited
Net sales and other operating revenue		26,866		55,039
Operating income		1,950		4,747
Income before income taxes and equity in income of affiliates		1,983		5,039
Net income attributable to Honda Motor Co., Ltd.		1,622		4,873

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.90		2.69

[1] Consolidated Balance Sheets

	Yen (millions)
	Sep. 30, 2010 unaudited	March 31, 2010 audited
Assets
Current assets:
Cash and cash equivalents	1,266,256	1,119,902
Trade accounts and notes receivable	746,353	883,476
Finance subsidiaries-receivables, net	1,109,265	1,100,158
Inventories	879,662	935,629
Deferred income taxes	177,415	176,604
Other current assets	384,773	397,955

Total current assets	4,563,724	4,613,724

Finance subsidiaries-receivables, net	2,310,501	2,361,335

Investments and advances:
Investments in and advances to affiliates	487,240	457,834
Other, including marketable equity securities	174,876	184,847

Total investments and advances	662,116	642,681

Property on operating leases:
Vehicles	1,575,203	1,651,672
Less accumulated depreciation	300,632	343,525

Net property on operating leases	1,274,571	1,308,147

Property, plant and equipment, at cost:
Land	483,058	489,769
Buildings	1,475,344	1,509,821
Machinery and equipment	3,150,156	3,257,455
Construction in progress	148,483	143,862

	5,257,041	5,400,907
Less accumulated depreciation and amortization	3,301,247	3,314,244

Net property, plant and equipment	1,955,794	2,086,663

Other assets	597,872	616,565

Total assets	11,364,578	11,629,115

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Sep. 30, 2010 unaudited	March 31, 2010 audited
Liabilities and Equity
Current liabilities:
Short-term debt	1,029,894	1,066,344
Current portion of long-term debt	873,063	722,296
Trade payables:
Notes	22,008	24,704
Accounts	726,881	802,464
Accrued expenses	495,589	542,521
Income taxes payable	41,592	23,947
Other current liabilities	203,834	236,854

Total current liabilities	3,392,861	3,419,130

Long-term debt, excluding current portion	2,164,359	2,313,035
Other liabilities	1,304,649	1,440,520

Total liabilities	6,861,869	7,172,685

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,143	45,463
Retained earnings	5,589,715	5,304,473
Accumulated other comprehensive income(loss), net	(1,489,980)	(1,208,162)
Treasury stock, at cost 20,225,694 shares on Mar. 31, 2010 and 9,122,722 shares in Sep. 30, 2010	(26,098)	(71,730)

Total Honda Motor Co., Ltd. shareholders’ equity	4,378,376	4,328,640

Noncontrolling interest	124,333	127,790

Total equity	4,502,709	4,456,430

Commitments and contingent liabilities

Total liabilities and equity	11,364,578	11,629,115

[2] Consolidated Statements of Income

(A) For the three months ended September 30, 2009 and 2010

	Yen (millions)
	Three months ended Sep. 30, 2009 unaudited	Three months ended Sep. 30, 2010 unaudited
Net sales and other operating revenue	2,056,655	2,251,911
Operating costs and expenses:
Cost of sales	1,556,549	1,647,625
Selling, general and administrative	323,062	319,433
Research and development	111,501	121,380

Operating income	65,543	163,473
Other income (expenses):
Interest income	3,944	5,707
Interest expense	(3,313)	(2,073)
Other, net	(34)	(903)
Income before income taxes and equity in income of affiliates	66,140	166,204
Income tax expense:
Current	23,496	8,436
Deferred	9,662	50,793

Income before equity in income of affiliates	32,982	106,975
Equity in income of affiliates	22,349	35,608

Net income	55,331	142,583
Less: Net income attributable to noncontrolling interest	(1,294)	(6,654)

Net income attributable to Honda Motor Co., Ltd.	54,037	135,929

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	29.78	75.24

(B) For the six months ended September 30, 2009 and 2010

	Yen (millions)
	Six months ended Sep. 30, 2009 unaudited	Six months ended Sep. 30, 2010 unaudited
Net sales and other operating revenue	4,058,867	4,613,374

Operating costs and expenses:
Cost of sales	3,110,373	3,331,761
Selling, general and administrative	644,694	644,042
Research and development	213,093	239,655

Operating income	90,707	397,916

Other income (expenses):
Interest income	8,772	10,767
Interest expense	(7,124)	(4,247)
Other, net	(20,757)	17,917
Income before income taxes and equity in income of affiliates	71,598	422,353

Income tax expense:
Current	36,674	20,936
Deferred	6,983	49,704

Income before equity in income of affiliates	27,941	351,713
Equity in income of affiliates	36,592	71,299

Net income	64,533	423,012
Less: Net income attributable to noncontrolling interest	(2,936)	(14,596)

Net income attributable to Honda Motor Co., Ltd.	61,597	408,416

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	33.95	225.66

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2009 unaudited	Six months ended Sep. 30, 2010 unaudited
Cash flows from operating activities:
Net income	64,533	423,012
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	200,493	177,936
Depreciation of property on operating leases	116,537	107,757
Deferred income taxes	6,983	49,704
Equity in income of affiliates	(36,592)	(71,299)
Dividends from affiliates	71,806	34,222
Provision for credit and lease residual losses on finance subsidiaries-receivables	25,355	7,046
Impairment loss on investments in securities	286	652
Impairment loss excluding property on operating leases	—	419
Impairment loss on property on operating leases	2,855	—
Loss (gain) on derivative instruments, net	(37,391)	(29,135)
Decrease (increase) in assets:
Trade accounts and notes receivable	155,332	82,815
Inventories	350,426	361
Other current assets	107,541	13,696
Other assets	24,441	6,183
Increase (decrease) in liabilities:
Trade accounts and notes payable	22,695	(21,727)
Accrued expenses	(36,767)	10,932
Income taxes payable	(15,441)	19,448
Other current liabilities	17,378	(9,490)
Other liabilities	(33,343)	(80,706)
Other, net	(32,128)	(38,937)

Net cash provided by operating activities	974,999	682,889

Cash flows from investing activities:
Increase in investments and advances	(17,559)	(6,029)
Decrease in investments and advances	10,224	8,125
Payments for purchases of available-for-sale securities	(2,624)	(122)
Proceeds from sales of available-for-sale securities	1,609	2,286
Payments for purchases of held-to-maturity securities	—	(26,034)
Proceeds from redemptions of held-to-maturity securities	—	17,910
Capital expenditures	(205,132)	(136,011)
Proceeds from sales of property, plant and equipment	8,552	11,927
Acquisitions of finance subsidiaries-receivables	(697,795)	(1,123,389)
Collections of finance subsidiaries-receivables	795,003	1,067,273
Sales (purchases) of finance subsidiaries-receivables, net	(31,345)	—
Purchase of operating lease assets	(276,142)	(409,872)
Proceeds from sales of operating lease assets	72,334	208,803

Net cash used in investing activities	(342,875)	(385,133)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Six months ended Sep. 30, 2009 unaudited	Six months ended Sep. 30, 2010 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(748,274)	53,231
Proceeds from long-term debt	881,529	342,480
Repayment of long-term debt	(457,951)	(378,186)
Dividends paid	(29,033)	(43,508)
Dividends paid to noncontrolling interests	(13,078)	(13,264)
Payment for purchase of treasury stock, net	(8)	(34,786)

Net cash provided by (used in) financing activities	(366,815)	(74,033)

Effect of exchange rate changes on cash and cash equivalents	(9,914)	(77,369)

Net change in cash and cash equivalents	255,395	146,354
Cash and cash equivalents at beginning of year	690,369	1,119,902

Cash and cash equivalents at end of period	945,764	1,266,256

[4] Assumptions for Going Concern

None

[5] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) As of and for the three months ended September 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	275,312	1,560,501	155,044	65,798	2,056,655	—	2,056,655
Intersegment	—	—	3,091	7,223	10,314	(10,314)	—

Total	275,312	1,560,501	158,135	73,021	2,066,969	(10,314)	2,056,655

Segment income (loss)	9,319	13,708	47,182	(4,666)	65,543	—	65,543

As of and for the three months ended September 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	312,842	1,721,869	141,417	75,783	2,251,911	—	2,251,911
Intersegment	—	1,647	2,824	5,971	10,442	(10,442)	—

Total	312,842	1,723,516	144,241	81,754	2,262,353	(10,442)	2,251,911

Segment income (loss)	30,011	86,390	47,427	(355)	163,473	—	163,473

(B) As of and for the six months ended September 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	531,678	3,083,930	310,947	132,312	4,058,867	—	4,058,867
Intersegment	—	—	6,458	13,937	20,395	(20,395)	—

Total	531,678	3,083,930	317,405	146,249	4,079,262	(20,395)	4,058,867

Segment income (loss)	14,962	(7,668)	94,028	(10,615)	90,707	—	90,707

Assets	976,764	4,901,706	5,403,975	282,779	11,565,224	(307,202)	11,258,022
Depreciation and amortization	23,668	168,454	118,189	6,719	317,030	—	317,030
Capital expenditures	22,024	131,848	277,365	17,632	448,869	—	448,869

As of and for the six months ended September 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	633,086	3,534,902	290,904	154,482	4,613,374	—	4,613,374
Intersegment	—	3,048	5,905	13,052	22,005	(22,005)	—

Total	633,086	3,537,950	296,809	167,534	4,635,379	(22,005)	4,613,374

Segment income (loss)	61,328	235,327	102,069	(808)	397,916	—	397,916

Assets	932,583	4,791,810	5,480,387	285,307	11,490,087	(125,509)	11,364,578
Depreciation and amortization	20,711	151,118	108,580	5,284	2,856,934	—	285,693
Capital expenditures	13,888	121,652	410,929	3,296	549,765	—	549,765

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 308,177 million as of September 30, 2009 and JPY 445,331 million as of September 30, 2010 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 116,537 million for the six months ended September 30, 2009 and JPY 107,757 million for the six months ended September 30, 2010, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 276,142 million for the six months ended September 30, 2009 and JPY 409,872 million for the six months ended September 30, 2010 respectively, of purchase of operating lease assets.

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended September 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	448,368	865,031	201,158	318,562	223,536	2,056,655	—	2,056,655
Transfers between geographic areas	355,975	34,409	15,787	52,286	5,150	463,607	(463,607)	—

Total	804,343	899,440	216,945	370,848	228,686	2,520,262	(463,607)	2,056,655

Operating income (loss)	(25,710)	47,694	1,873	27,556	9,948	61,361	4,182	65,543

As of and for the three months ended September 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	513,849	967,299	142,953	393,510	234,300	2,251,911	—	2,251,911
Transfers between geographic areas	419,722	54,327	18,410	59,486	8,260	560,205	(560,205)	—

Total	933,571	1,021,626	161,363	452,996	242,560	2,812,116	(560,205)	2,251,911

Operating income (loss)	20,299	75,879	(3,073)	38,315	20,447	151,867	11,606	163,473

(B) As of and for the six months ended September 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	853,838	1,800,922	409,087	602,228	392,792	4,058,867	—	4,058,867
Transfers between geographic areas	687,069	74,310	26,051	90,017	11,336	888,783	(888,783)	—

Total	1,540,907	1,875,232	435,138	692,245	404,128	4,947,650	(888,783)	4,058,867

Operating income (loss)	(30,382)	54,877	3,630	47,907	9,469	85,501	5,206	90,707

Assets	2,947,913	6,069,575	635,443	962,156	554,753	11,169,840	88,182	11,258,022
Long-lived assets	1,146,720	1,825,284	110,725	245,732	154,648	3,483,109	—	3,483,109

As of and for the six months ended September 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	983,208	2,052,733	314,904	802,210	460,319	4,613,374	—	4,613,374
Transfers between geographic areas	876,458	106,735	36,295	121,024	18,567	1,159,079	(1,159,079)	—

Total	1,859,666	2,159,468	351,199	923,234	478,886	5,772,453	(1,159,079)	4,613,374

Operating income (loss)	73,566	186,666	998	82,750	40,699	384,679	13,237	397,916

Assets	2,872,553	6,117,034	499,461	1,027,801	632,101	11,148,950	215,628	11,364,578
Long-lived assets	1,151,134	1,849,406	112,493	240,728	157,041	3,510,802	—	3,510,802

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 308,177 million as of September 30, 2009 and JPY 445,331 million as of September 30, 2010 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

[6] Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

As of and for the three months ended June 30, 2010

1. Information concerning dividends

(a)	Dividends paid during the period

Resolved at the General Meeting of Shareholders on June 24, 2010

Total amount of dividends (million yen)	21,775
Dividend per share of common stock (yen)	12.00
Record date	March 31, 2010
Effective date	June 25, 2010
Resource for dividend	Retained earnings

Resolved by the Board of Directors at its meeting held on July 30, 2010

Total amount of dividends (million yen)	21,733
Dividend per share of common stock (yen)	12.00
Record date	June 30, 2010
Effective date	August 26, 2010
Resource for dividend	Retained earnings

(b)	Dividends to be paid for the three months ended September 30, 2010, of which effective date is after September 30, 2010

Resolved by the Board of Directors at its meeting held on October 29, 2010

Total amount of dividends (million yen)	21,627
Dividend per share of common stock (yen)	12.00
Record date	September 30, 2010
Effective date	November 25, 2010
Resource for dividend	Retained earnings

2. Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[7] Income Taxes

The Company has decreased a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates for the Three months ended June 30, 2010. Due primarily to this accounting treatment, the effective tax rates of Honda for the six months ended September 30, 2010 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2011.

[8] Unit Sales Breakdown

For the three months and six months ended September 30, 2009 and 2010

	Unit (thousands)
	Three months ended Sep. 30, 2009	Three months ended Sep. 30, 2010	Six months ended Sep. 30, 2009	Six months ended Sep. 30, 2010
MOTORCYCLES

Japan	52	47	97	92
	(52)	(47)	(97)	(92)
North America	43	43	97	103
	(22)	(18)	(53)	(48)
Europe	40	41	102	105
	(38)	(39)	(99)	(102)
Asia	1,864	2,153	3,683	4,527
	(1,864)	(2,153)	(3,683)	(4,527)
Other Regions	408	445	680	789
	(407)	(442)	(675)	(782)

Total	2,407	2,729	4,659	5,616
	(2,383)	(2,699)	(4,607)	(5,551)
AUTOMOBILES

Japan	158	177	286	322
North America	300	368	623	738
Europe	73	48	142	101
Asia	249	244	438	505
Other Regions	58	61	115	131

Total	838	898	1,604	1,797

POWER PRODUCTS

Japan	75	96	146	195
North America	315	367	879	1,029
Europe	175	200	389	430
Asia	267	367	515	711
Other Regions	111	136	186	241

Total	943	1,166	2,115	2,606

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

4.	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

5.	Unit sales of Power product business include all trilateral trade transactions from the fiscal year ended March 31, 2010. This change was made and reported by retrospective application in the three months ended March 31, 2010. Honda adjusted unit sales of Power product business for the six months ended September 30, 2009 to conform to the presentation used for the six months ended September 30, 2010.

[9] Net Sales Breakdown

For the three months and six months ended September 30, 2009 and 2010

	Yen (millions)
	Three months ended Sep. 30, 2009	Three months ended Sep. 30, 2010	Six months ended Sep. 30, 2009	Six months ended Sep. 30, 2010
MOTORCYCLE BUSINESS

Japan	17,935	17,152	35,594	35,601
North America	25,368	20,919	57,524	58,468
Europe	26,147	21,599	64,281	55,244
Asia	103,568	133,046	208,631	272,342
Other Regions	102,294	120,126	165,648	211,431

Total	275,312	312,842	531,678	633,086

AUTOMOBILE BUSINESS

Japan	336,400	384,974	623,647	712,170
North America	678,992	798,035	1,416,383	1,684,929
Europe	161,138	106,632	313,884	227,321
Asia	254,920	299,843	485,850	625,486
Other Regions	129,051	132,385	244,166	284,996

Total	1,560,501	1,721,869	3,083,930	3,534,902

FINANCIAL SERVICES BUSINESS

Japan	6,194	6,590	12,319	12,988
North America	141,756	126,992	285,185	262,542
Europe	2,741	2,325	5,447	4,759
Asia	1,094	913	2,223	1,908
Other Regions	3,259	4,597	5,773	8,708

Total	155,044	141,417	310,947	290,904

POWER PRODUCT & OTHER BUSINESSES

Japan	25,434	34,780	46,685	57,535
North America	15,658	16,313	35,794	37,133
Europe	10,231	10,642	23,558	23,453
Asia	8,714	8,476	16,754	25,332
Other Regions	5,761	5,572	9,521	11,029

Total	65,798	75,783	132,312	154,482

TOTAL

Japan	385,963	443,496	718,245	818,294
North America	861,774	962,259	1,794,886	2,043,072
Europe	200,257	141,198	407,170	310,777
Asia	368,296	442,278	713,458	925,068
Other Regions	240,365	262,680	425,108	516,163

Total	2,056,655	2,251,911	4,058,867	4,613,374

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[Translation]

October 29, 2010

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2011

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal year ending March 31, 2011 that were announced on July 30, 2010 as well as for the unconsolidated financial results of the fiscal year ending March 31, 2011 that were announced on April 28, 2010, based on various factors such as recent trends in the Company’s financial results.

Particulars

1.	Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2011

(1)	Consolidated Financial Results

(Millions of Yen, except Basic net income per common share)	Net sales and other operating revenue	Operating income	Income before income taxes	Net income	Basic net income per common share (Yen)
Forecast previously announced on July 30, 2010 (A)	9,100,000	450,000	470,000	455,000	251.23
Forecast revised on October 29, 2010 (B)	9,000,000	500,000	535,000	500,000	276.80
Change (B-A)	-100,000	50,000	65,000	45,000	—
Percentage change (%)	-1.1	11.1	13.8	9.9	—
(Reference) Results of the fiscal year ended March 31, 2010	8,579,174	363,775	336,198	268,400	147.91

(2)	Unconsolidated Financial Results

(Millions of Yen, except Basic net income per common share)	Net sales	Operating income	Ordinary income	Net income	Basic net income per common share (Yen)
Forecast previously announced on April 28, 2010 (A)	3,090,000	-35,000	125,000	125,000	68.89
Forecast revised on October 29, 2010 (B)	3,060,000	-10,000	190,000	160,000	88.58
Change (B-A)	-30,000	25,000	65,000	35,000	—
Percentage change (%)	-1.0	—	52.0	28.0	—
(Reference) Results of the fiscal year ended March 31, 2010	2,717,736	-71,594	241,391	232,600	128.18

2.	Basis for Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2011

(1)	For Consolidated Financial Results

Despite the unfavorable foreign currency effects, due mainly to continuing cost reduction efforts, increase in revenue and changes in model mix etc., consolidated operating income, income before income taxes, and net income attributable to Honda Motor Co., Ltd. are now expected to exceed the forecast announced on July 30, 2010.

(2)	For Unconsolidated Financial Results

Despite the unfavorable foreign currency effects, due mainly to increase in revenue and changes in model mix etc., continuing cost reduction efforts, unconsolidated operating income, ordinary income, and net income are now expected to exceed the forecast announced on April 28, 2010.

*	For more detail, please refer to the “Presentation” and “consolidated financial summary for the fiscal second quarter and the fiscal first half ended September 30, 2010” included in the “consolidated financial results for the fiscal second quarter ended September 30, 2010” (URL http://world.honda.com/investors/event/) announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.